Exhibit 3.3

Execution Version

CERTIFICATE OF DESIGNATION

OF

8.875% NON-CUMULATIVE PREFERRED SHARES SERIES A

OF

MONTPELIER RE HOLDINGS LTD.

Montpelier Re Holdings Ltd., an exempted company with limited liability incorporated under the laws of Bermuda (the “Company”), CERTIFIES that pursuant to resolutions of the board of directors of the Company (the “Board of Directors”) passed at duly convened meetings held on 29 April 2011 and 4 May 2011, the creation of 8.875% Non-Cumulative Preferred Shares Series A, 1/6 cent par value per share, US$25.00 liquidation preference per share (the “Preferred Shares”), was authorized and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Preferred Shares, in addition to those set forth in the Bye-Laws (as amended, restated, supplemented, altered or modified from time to time, the “Bye-Laws”) of the Company, were fixed as follows:

Section 1.                                            Designation. The distinctive serial designation of the Preferred Shares is “8.875% Non-Cumulative Preferred Shares Series A”. Each Preferred Share shall be identical in all respects to every other Preferred Share, except as to the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) below.

Section 2.                                            Number of Shares. The authorized number of Preferred Shares shall be 6,000,000. Preferred Shares that are redeemed, purchased or otherwise acquired by the Company shall be cancelled.

Section 3.                                            Definitions. As used herein with respect to Preferred Shares:

“Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

“Certificate of Designation” means this Certificate of Designation relating to the Preferred Shares, as it may be amended, restated, supplemented, altered or modified from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Shares” means the Common Shares, par value 1/6 cent per share, of the Company.

“Companies Act” means the Companies Act 1981 of Bermuda, as amended from time to time.

“Dividend Payment Date” has the meaning specified in Section 4(a).

“Dividend Period” has the meaning specified in Section 4(a).

“Dividend Record Date” has the meaning specified in Section 4(a).

“Junior Shares” means the Common Shares, and any other class or series of capital shares of the Company that ranks junior to the Preferred Shares either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.

“Liquidation Preference” has the meaning specified in Section 6(b).

“Parity Shares” means any other class or series of capital shares of the Company that ranks equally with the Preferred Shares with respect to both (a) the payment of dividends (whether such dividends are cumulative or non-cumulative) and (b) the distribution of assets upon a liquidation, dissolution or winding-up of the Company.

“Preference Shares” means any and all series of preference shares of the Company, including the Preferred Shares.

“Preferred Shares Directors” has the meaning specified in Section 8(b).

“Taxing Jurisdiction” has the meaning specified in Section 5(a).

“Voting Preference Shares” means, with regard to any election or removal of a Preferred Shares Director or any other matter as to which the holders of Preferred Shares are entitled to vote as specified in Section 8 of this Certificate of Designation, any and all series of Parity Shares upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 4.                                            Dividends.

(a)                                  Rate. Dividends on the Preferred Shares will not be mandatory. Subject to applicable Bermuda law and regulation, holders of Preferred Shares will be entitled to receive, only when, as and if declared by the Board of Directors or by a duly authorized committee of the Board of Directors, out of lawfully available funds for the payment of dividends under Bermuda law and regulation, non-cumulative cash dividends at the annual rate of 8.875% applied to the liquidation preference amount of US$25.00 per Preferred Share. Such dividends shall be payable quarterly in arrears (as provided below in this Section 4(a)), but only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, on the 15th day of January, April, July and October of each year (each, a “Dividend Payment Date”), commencing on July 15, 2011; provided that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be (and any dividend payable on the Preferred Shares on such Dividend Payment Date shall instead be payable on) the immediately succeeding Business Day, with the same force and effect as if made on the original Dividend Payment Date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day.

Dividends, if so declared, that are payable on Preferred Shares on any Dividend Payment Date will be payable to holders of record of Preferred Shares as they appear on the share register of the Company on the applicable record date, which shall be December 31, March 31, June 30 and September 30, as applicable, immediately preceding the applicable Dividend Payment Date or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include May 10, 2011, provided that, for Preferred Shares issued after such original issue date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors or a duly authorized committee of the Board of Directors shall specify at the time such additional shares are issued) and shall end on and include the calendar day preceding the next Dividend Payment Date. Dividends payable on the Preferred Shares in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).

Dividends on the Preferred Shares will not be cumulative. Accordingly, if the Board of Directors or a duly authorized committee of the Board of Directors does not declare a dividend on the Preferred Shares payable in respect of any Dividend Period before the related Dividend Payment Date, in full or otherwise, then such undeclared dividends shall not cumulate and will not accrue and will not be payable and the Company shall have no obligation to pay such undeclared dividends for the applicable Dividend Period on the related Dividend Payment Date or at any future time, or to pay interest with respect to such dividends, whether or not dividends are declared for any future Dividend Period on the Preferred Shares or any other Preference Shares the Company may issue in the future.  The term “dividend” as used in this Certificate of Designation refers to any cash distribution made by the Company, regardless of whether such distribution constitutes a dividend for U.S. federal income tax purposes.

Holders of Preferred Shares shall not be entitled to any dividends or other distributions, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Preferred Shares as specified in this Section 4 (subject to the other provisions of this Certificate of Designation).

(b)                                 Priority of Dividends. So long as any Preferred Shares remain outstanding, unless the full dividend for the latest completed Dividend Period on all outstanding Preferred Shares has been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (1) no dividend shall be declared or paid on the Common Shares or any other Junior Shares (other than a dividend payable solely in Junior Shares), and (2) no Common Shares or other Junior Shares shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (i) as a result of a reclassification of Junior Shares for or into other Junior Shares, or the exchange or conversion of one Junior Share for or into another Junior Share and (ii) through the use of the proceeds of a substantially contemporaneous sale of Junior Shares).

When dividends are not paid (or declared and a sufficient sum set aside) in full on any Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) upon the Preferred Shares and any Parity Shares, all dividends declared by the Board of Directors or a duly authorized committee of the Board of Directors on the Preferred Shares and all such Parity Shares and payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared by the Board of Directors or such committee of the Board of Directors pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all declared but unpaid dividends per share on the Preferred Shares and all Parity Shares payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) bear to each other.

(c)                                  Restrictions on Payment of Dividends. Pursuant to and subject to the Companies Act, the Company may not lawfully declare or pay a dividend if the Company has reasonable grounds to believe that the Company is or would, after the declaration or payment of the dividend, be unable to pay its liabilities as they become due, or that the realizable value of the Company’s assets would, after payment of the dividend, be less than the aggregate value of the Company’s liabilities, issued share capital and share premium accounts.

Section 5.                                            Payment of Additional Amounts.

(a)                                  The Company will make all payments on the Preferred Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the Company is organized (a “Taxing Jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required, the Company will, subject to certain limitations and exceptions described below, pay to the holders of the Preferred Shares such additional amounts as dividends, as may be necessary so that every net payment made to such holders, after the withholding or deduction, will not be less than the amount provided for in Section 4(a) to be then due and payable.

(b)                                 The Company will not be required to pay any additional amounts for or on account of:

(1)                                   any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, citizen, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Preferred Shares or any Preferred Shares presented for payment more than 30 days after the Relevant Date. The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which, the full amount of such moneys has been so received and is available for payment to holders, and notice to that effect shall have been duly given to the holders of the Preferred Shares;

(2)                                   any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference;

(3)                                   any tax, fee, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference of or any dividends on the Preferred Shares;

(4)                                   any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Preferred Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, citizenship, residence or identity of the holder or (b) to make any declaration or other similar claim or to satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant Taxing Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(5)                                   any withholding or deduction required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000, 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such EU Directive or any successor to any EU Directive; or

(6)                                   any combination of items (1), (2), (3), (4) and (5).

(c)                                   In addition, the Company will not pay additional amounts with respect to any payment on any such Preferred Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-thru entity other than the sole beneficial owner of such Preferred Shares if such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-thru entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Preferred Shares.

Section 6.                                            Liquidation Rights.

(a)                                  Voluntary or Involuntary Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, holders of Preferred Shares are entitled to receive out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Company, after satisfaction of all liabilities and obligations to creditors of the Company, if any, but before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other Junior Shares as to such a distribution, in full a liquidating distribution in an amount equal to US$25.00 per Preferred Share, plus any declared and unpaid dividends.

(b)                                 Partial Payment. If, in any distribution described in Section 6(a) above, the assets of the Company or proceeds thereof are not sufficient to pay the Liquidation Preferences in full to all holders of Preferred Shares and all holders of any Parity Shares, the amounts paid to the holders of Preferred Shares and to the holders of all such other Parity Shares shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Preferred Shares and the holders of all such other Parity Shares, but only to the extent the Company has assets or proceeds thereof available after satisfaction of all liabilities to creditors. In any such distribution, the “Liquidation Preference” of any holder of Preferred Shares shall mean the amount otherwise payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued, cumulative dividends in the case of any holder of shares in respect of which dividends accrue on a cumulative basis). Holders of Preferred Shares will not be entitled to any other amounts from the Company after they have received their full Liquidation Preference.

(c)                                  Residual Distributions. If the Liquidation Preference has been paid in full to all holders of the Preferred Shares and any holders of Parity Shares, the holders of Junior Shares of the Company shall be entitled to receive all remaining assets of the Company (or proceeds thereof) according to their respective rights and preferences.

(d)                                 Amalgamation, Merger, Consolidation and Sale of Assets not Liquidation. For purposes of this Section 6, a consolidation, amalgamation, merger, arrangement, reincorporation, de-registration or reconstruction involving the Company or the sale or transfer of all or substantially all of the shares or the property or business of the Company will not be deemed to constitute a liquidation, dissolution or winding-up.

Section 7.                                            Redemption.

(a)                                  Optional Redemption.

(1)                                  The Preferred Shares may not be redeemed by the Company prior to May 10, 2016, subject to the exceptions set forth in Section 7(a)(2) and Section 7(f). On or after May 10, 2016, the Company, at its option, may redeem, in whole or in part from time to time, the Preferred Shares at the time outstanding, upon notice given as provided in Section 7(c) below, at a redemption price equal to US$25.00 per share (except as otherwise provided herein below) plus an amount equal to any dividends that have been declared but not paid prior to the redemption date (but not including any amount in respect of any dividends that have not been declared prior to such date). The redemption price for any Preferred Shares redeemed pursuant to this Section 7 shall be payable on the redemption date to the holder of such shares against book entry transfer or surrender of the certificate(s) evidencing such shares to the Company or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above.

Prior to delivering notice of redemption as provided below, the Company will file with its corporate records a certificate signed by one of the Company’s officers affirming the Company’s compliance with the redemption provisions under the Companies Act relating to the Preferred Shares, and stating that there are reasonable grounds to believe that the Company is, and after the redemption will be, able to pay its liabilities as they become due and that the redemption will not render the Company insolvent or cause it to breach any provision of applicable Bermuda law or regulation. The Company will mail a copy of this certificate with the notice of any redemption to the holders of record of the Preferred Shares to be redeemed.

(2)                                  At any time prior to May 10, 2016, if the Company shall have submitted to the holders of Common Shares a proposal for an amalgamation, consolidation, merger, arrangement, reconstruction, reincorporation, deregistration or any other similar transaction involving the Company that requires, or the Company shall have submitted any proposal for any other matter that, as a result of any change in Bermuda law or regulation after May 5, 2011, would require, absent such redemption pursuant to this Section 7(a)(2), in either case, a vote of the holders of the Preferred Shares at the time outstanding, voting separately as a single class (alone or with one or more other classes or series of Preference Shares), the Company shall have the option, but not the obligation, by not less than 30 days nor more than 60 days prior written notice to the relevant holders, in such form and given in such manner as to be in accordance with paragraph (c) below, to redeem all of the outstanding Preferred Shares pursuant to this clause for cash at a redemption price of US$26.00 per share being redeemed, plus all declared and unpaid dividends, if any, to the date of redemption, without interest on such unpaid dividends.

(b)                                 No Sinking Fund. The Preferred Shares will not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Preferred Shares will have no right to require redemption, repurchase or retirement of any Preferred Shares.

(c)                                  Notice of Redemption. Notice of every redemption of Preferred Shares shall be given by first class mail, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the share register of the Company, mailed at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Preferred Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Preferred Shares. Notwithstanding the foregoing, if the Preferred Shares or any depositary shares representing interests in the Preferred Shares are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Preferred Shares at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of Preferred Shares to be redeemed and, if less than all the Preferred Shares held by such holder are to be redeemed, the number of such Preferred Shares to be redeemed from such holder; (3) the redemption price; and (4) that the Preferred Shares should be delivered via book entry transfer or the place or places where holders may surrender certificates evidencing the Preferred Shares for payment of the redemption price.

(d)                                 Partial Redemption. In case of any redemption of only part of the Preferred Shares at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Preferred Shares shall be redeemed from time to time. If fewer than all the Preferred Shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e)                                  Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Company for the benefit of the holders of the Preferred Shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation or transferred via book entry, on and after the redemption date, no further dividends will be declared on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest.

(f)                                    Tax Redemption.

(1)                                  If, as a result of a “change in tax law,” there is a substantial probability that the Company or any successor company would be required to pay any additional amounts with respect to the Preferred Shares and the payment of those additional amounts cannot be avoided by the use of reasonable measures available to us (or any successor company), the Company shall be entitled (but not obligated) at any time thereafter, by not less than 30 days nor more than 60 days prior written notice to the relevant holders of the Preferred Shares in such form and given in such manner as in accordance with paragraph (c) above, to redeem any or all Preferred Shares pursuant to this clause for cash at a redemption price of US$25.00 per share being redeemed, plus all declared and unpaid dividends, if any, to the date of redemption, without interest on such unpaid dividends. For the purposes of this provision, a “change in tax law” shall be (a) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (b) a change in the official application or interpretation of those laws, regulations or rulings, (c) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party after May 3, 2011, or (d) a decision rendered by a court of competent jurisdiction in Bermuda or any taxing jurisdiction or any political subdivision, whether or not such decision was rendered with respect to the Company; in each case described in clauses (a)-(d) above occurring after May 3, 2011. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (1) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (2) any jurisdiction from or through which the Company or its dividend disbursing agent is making payments on the Preferred Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax, or (3) any other jurisdiction in which the Company or its successor corporation is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

(2)                                  For the avoidance of doubt and without limiting the foregoing in Section 7(f)(1), a “change in tax law” shall include the following circumstances: if the entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys, transfers or leases substantially all of its properties and assets is required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder of Preferred Shares as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease, and the payment of those additional amounts cannot be avoided by the use of reasonable measures available to such entity, the Company shall be entitled (but not obligated) at any time thereafter by not less than 30 days nor more than 60 days prior written notice to the relevant holders of Preferred Shares, in such form and given in such manner as in accordance with Section 7(c) above, to redeem any or all Preferred Shares pursuant to this clause for cash at a redemption price of US$25.00 per share being redeemed, plus all declared and unpaid dividends, if any, to the date of redemption, without interest on such unpaid dividends.

Section 8.                                            Voting Rights.

(a)                                  General. The holders of Preferred Shares will not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b)                                 Right To Elect Two Directors Upon Nonpayment Events. Whenever dividends on any Preferred Shares shall not have been declared and paid in an aggregate amount equivalent to six full quarterly dividends on all Preferred Shares then outstanding, whether or not consecutive (a “Nonpayment Event”), the holders of Preferred Shares, together with the holders of any outstanding Voting Preference Shares, voting together as a single class, shall have the right to elect two additional directors to the Board of Directors (the “Preferred Shares Directors”), provided that it shall be a qualification for election for any such Preferred Shares Director that the election of such director shall not cause the Company to violate the corporate governance requirements of the New York Stock Exchange or any other securities exchange or other trading facility on which securities of the Company may then be listed or quoted that listed or quoted companies must have a majority of independent directors. Each Preferred Shares Director will be added to an already existing class of directors. The number of Preferred Shares Directors on the Board of Directors shall never be more than two at any one time.

In the event that the holders of the Preferred Shares, and any such other holders of Voting Preference Shares, shall be entitled to vote for the election of the Preferred Shares Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called by the President or Chairman of the Company at the written request of the holders of record of at least 20% of the aggregate voting power of the Preferred Shares and of any other such series of Voting Preference Shares then outstanding.  Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to the Company’s Bye-Laws (or if there be no designation, at the Company’s principal office in Bermuda).  If such meeting shall not be called by the Company’s proper officers within 20 days after the Company’s Secretary has been personally served with at the Company’s principal office, then the holders of record of at least 20% of such Voting Preference Shares may designate in writing one of their number to call such a special general meeting at the Company’s expense, and such meeting may be called by such person so designated upon the notice required for annual general meetings of shareholders and will be held in Bermuda, unless the Company otherwise designates (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual meeting or special meeting of the shareholders of the Company, in which event such election shall be held only at such next annual or special general meeting of shareholders). Such request to call a special general meeting for the initial election of the Preferred Shares Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Preferred Shares or Voting Preference Shares, and delivered to the Secretary of the Company in such manner as provided for in Section 11 below, or as may otherwise be required by Bermuda law and regulation.  Any holder of the Preferred Shares so designated will have access to the Company’s register of members for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such special general meeting will be called during the period of 90 days immediately preceding the date fixed for the next annual general meeting or special general meeting of common shareholders.

At any annual or special general meeting at which the holders of the Preferred Shares and such other holders of Voting Preference Shares have the special right, voting separately as a class, to elect directors as described above, the presence, in person or by proxy, of the holders of 50% of such preference shares will be required to constitute a quorum of the Preferred Shares and such other holders of Voting Preference Shares for the election of any director by the holders of the Preferred Shares and such other holders of Voting Preference Shares, voting as a class. At any such meeting or adjournment thereof the absence of a quorum of the Preferred Shares and such other holders of Voting Preference Shares will not prevent the election of directors other than those to be elected by the Preferred Shares, voting as a class, and the absence of a quorum for the election of such other directors will not prevent the election of the directors to be elected by such Preferred Shares and such other holders of Voting Preference Shares, voting as a class.

If and when dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Preferred Shares for at least four Dividend Periods (whether or not consecutive) after a Nonpayment Event, then the right of the holders of Preferred Shares to elect the Preferred Shares Directors shall cease (but subject always to revesting of such voting rights in the case of any future Nonpayment Event pursuant to this Section 8) and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero, and, if and when any rights of holders of Preferred Shares and Voting Preference Shares to elect the Preferred Shares Directors shall have ceased, the terms of office of all the Preferred Shares Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically decrease by two. In determining whether dividends have been paid for four Dividend Periods following a Nonpayment Event, the Company may take account of any dividends it elects to pay for such a Dividend Period after the regular Dividend Payment Date for that period has passed.

Any Preferred Shares Director may be removed at any time without cause by the holders of record of a majority of the aggregate voting power, as determined by the Bye-laws of the Company, of Preferred Shares and Voting Preference Shares then outstanding (voting together as a single class), when they have the voting rights described above. Until the right of the holders of Preferred Shares and any Voting Preference Shares to elect the Preferred Shares Directors shall cease, any vacancy in the office of a Preferred Shares Director (other than prior to the initial election of Preferred Shares Directors after a Nonpayment Event) may be filled by the written consent of the Preferred Shares Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Preferred Shares and any Voting Preference Shares (voting together as a single class), when they have the voting rights described above. Any such vote of shareholders to remove, or to fill a vacancy in the office of, a Preferred Shares Director may be taken only at a special meeting of such shareholders, called as provided above for an initial election of Preferred Shares Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special general meeting of the shareholders of the Company, in which event such election shall be held at such next annual or special general meeting of shareholders). The Preferred Shares Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote, unless otherwise adjusted pursuant to the Bye-Laws. Each Preferred Shares Director elected at any special general meeting of shareholders of the Company or by written consent of the other Preferred Shares Director shall hold office until the next annual general meeting of the shareholders of the Company if such office shall not have previously terminated as provided above.

(c)                                  Variation of Rights. Subject to the terms of the Bye-Laws and the Companies Act, any or all of the special rights attached to the Preferred Shares may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued Preferred Shares or with the sanction of a resolution passed by a majority of the voting power represented by the votes cast at a separate general meeting of the holders of the Preferred Shares in accordance with the Companies Act. Subject to the terms of the Bye-Laws and the Companies Act, rights conferred upon the holders of Preferred Shares shall not be deemed to be varied by the creation or issue of further Parity

Shares or Junior Shares or shares having different restrictions than the Preferred Shares. Further, the rights attaching to any Preferred Shares shall be deemed not to be altered by the creation or issue of any share ranking in priority for payment of a dividend or in respect of capital or which confer on the holder thereof voting rights more favorable than those conferred by such common share.

In the event the Company were to merge into or amalgamate with another company, the approval of the holders of a majority of the Preferred Shares would be required (voting as a separate class, if the amalgamation agreement contains a provision that would constitute a variation of the rights of the Preferred Shares) in addition to shareholder approval pursuant to the Companies Act. In addition, holders of the Preferred Shares would be entitled to vote at a court-ordered meeting in respect of a compromise or arrangement pursuant to section 99 of the Companies Act.

On any item on which the holders of the Preferred Shares are entitled to vote, such holders will be entitled to one vote for each Preferred Share held.

(d)                                 Changes for Clarification. Subject to applicable Bermuda law and regulation, without the consent of the holders of the Preferred Shares, so long as such action does not affect the special rights, preferences, privileges and voting powers of the Preferred Shares taken as a whole, the Company may amend, alter, supplement or repeal any terms of the Preferred Shares:

(i)                  to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designation that may be defective or inconsistent; or

(ii)               to make any provision with respect to matters or questions arising with respect to the Preferred Shares that is not inconsistent with the provisions of this Certificate of Designation.

(e)                                  Changes After Provision for Redemption. No vote or consent of the holders of Preferred Shares shall be required pursuant to Section 8(b), (c) or (d) above if, at or prior to the time when the act which respect to which such vote would otherwise be required pursuant to such Section, all outstanding Preferred Shares shall have been redeemed, called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for the benefit of holders of Preferred Shares to effect such redemption, in each case pursuant to Section 7 above.

(f)                                    Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Preferred Shares (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Bye-Laws, applicable law and any national securities exchange or other trading facility on which the Preferred Shares is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the Preferred Shares and any Voting Preference Shares has been cast or given on any matter on which the holders of Preferred Shares are entitled to vote shall be determined by the Company by reference to the aggregate voting power, as determined by the Bye-Laws, of the shares voted or covered by the consent.

Section 9.                                            Ranking. The Preferred Shares will, with respect to the payment of dividends and distributions of assets upon liquidation, dissolution and winding-up, rank senior to Junior Shares and pari passu with any Parity Shares of the Company, including other series of Preferred Shares of the Company that the Company may issue from time to time in the future.

Section 10.                                      Record Holders. To the fullest extent permitted by applicable law, the

Company and the transfer agent for the Preferred Shares may deem and treat the record holder of any share of Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

Section 11.                                      Notices. All notices or communications in respect of Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designation, the Bye-Laws or by applicable law.

Section 12.                                      No Preemptive Rights. The Preferred Shares shall not have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 13.                                      Other Rights. The Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Bye-Laws or as provided by applicable law. The Preferred Shares are not convertible into or exchangeable for any other securities or property of the Company.

IN WITNESS WHEREOF, MONTPELIER RE HOLDINGS LTD. has caused this certificate to be signed by Michael S. Paquette, its Executive Vice President and Chief Financial Officer, this 10th day of May, 2011.

MONTPELIER RE HOLDINGS LTD.

By	/s/ Michael S. Paquette
	Name:	Michael S. Paquette
	Title:	Executive Vice President & Chief
Financial Officer

[Certificate of Designation of 8.875% Non-Cumulative Preferred Shares Series A of Montpelier Re Holdings Ltd.]

[FACE OF CERTIFICATE]

MONTPELIER RE HOLDINGS LTD.,

an exempted company with limited liability registered under the laws of Bermuda

8.875% NON-CUMULATIVE PREFERRED SHARES, SERIES A,  1/6 cent par value per share

CUSIP NO. [ ]	See the attached Reverse of Certificate for certain definitions

CERTIFICATE NO.

This Certifies that SPECIMEN is the registered owner of SPECIMEN FULLY PAID 8.875% NON-CUMULATIVE PREFERRED SHARES, SERIES A,  1/6 cent par value per share (“Shares”), of MONTPELIER RE HOLDINGS LTD., an exempted company with limited liability registered under the laws of Bermuda (the “Company”), transferable on the books of the Company by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the Shares represented hereby are issued under and shall be subject to all the provisions of the Bye-Laws of the Company and the Certificate of Designation relating thereto approved by the Board of Directors (or an authorized committee thereof) of the Company and any amendments thereto, copies of which are on file with the Transfer Agent, to all of which the holder by acceptance hereof assents. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

WITNESS the seal of the Company and the facsimile signatures of its secretary and a duly authorized officer.

Dated:	SPECIMEN

SPECIMEN	SPECIMEN
Secretary	Authorized Officer

COUNTERSIGNED AND REGISTERED:  COMPUTERSHARE INVESTOR SERVICES LLC.,  as TRANSFER AGENT AND REGISTRAR

By:	SPECIMEN

Authorized Signature

[REVERSE OF CERTIFICATE]

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT MIN ACT or U/G/M/A - Uniform Gifts to Minors Act
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

For Value Received,                                     hereby sell, assign and transfer unto                                                                           [                                                                 ] (Please insert social security number or other identifying number of assignee and print or typewrite name and address including postal code of assignee)

                                                                                               Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

                                                                                         Attorney to transfer the said Shares on the books of the within named Company with full power of substitution in the premises.

Dated

                                                                                                             NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed:

                                                                                                                   THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION (BANKS, STOCKBROKERS, SAVINGS ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN ANY APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED, THE COMPANY WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.